Exhibit 99.1

Date: 21/04/2010	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: WESTERN WIND ENERGY CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	17/05/2010
Record Date for Voting (if applicable) :	17/05/2010
Beneficial Ownership Determination Date:	17/05/2010
Meeting Date :	18/06/2010

Meeting Location (if available) :	Pavillon II
Room of the Four Seasons Hotel, 791
West Georgia Street, Vancouver,
BC V6C 2T4

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	95988Q108	CA95988Q1081

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for WESTERN WIND ENERGY CORP